Exhibit 16.1

April 28, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 28, 2015, of Basta Holdings, Corp. and are in agreement with the statements contained in paragraphs two and three on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Mallah Furman